Exhibit 99.1

FinVolution Group Reports Second Quarter 2026 Unaudited Financial Results

SHANGHAI, August 27, 2026 /GLOBE NEWSWIRE/ — FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform across China and overseas markets, today announced its unaudited financial results for the second quarter ended June 30, 2026.

	For the Three Months Ended/As of		YoY
	June 30, 2025	June 30, 2026	Change
Total Transaction Volume (RMB in billions)[1]	54.0	44.8	-17.0%
- Chinese Mainland[2]	50.8	41.0	-19.3%
- Overseas Markets[3]	3.2	3.8	18.8%

Total Outstanding Loan Balance (RMB in billions)	77.5	67.9	-12.4%
- Chinese Mainland[4]	75.4	65.4	-13.3%
- Overseas Markets[5]	2.1	2.5	19.0%

Second Quarter 2026 Highlights

Chinese Mainland Market

●	Cumulative registered users reached 192.8 million as of June 30, 2026, an increase of 6.6% compared with June 30, 2025.
●	Cumulative borrowers reached 30.1 million as of June 30, 2026, an increase of 7.9% compared with June 30, 2025.
●	Number of unique borrowers[6] for the second quarter of 2026 was 1.8 million, a decrease of 18.2% compared with the same period of 2025.
●	Transaction volume[2] was RMB41.0 billion for the second quarter of 2026, a decrease of 19.3% compared with the same period of 2025.
●	Transaction volume facilitated for repeat individual borrowers[7] for the second quarter of 2026 was RMB34.8 billion, a decrease of 20.5% compared with the same period of 2025.
●	Outstanding loan balance[4] was RMB65.4 billion as of June 30, 2026, a decrease of 13.3% compared with June 30, 2025.
●	Average loan size was RMB10,742 for the second quarter of 2026, compared with RMB10,056 for the same period of 2025.
●	Average loan tenure was 8.5 months for the second quarter of 2026, compared with 8.3 months for the same period of 2025.
●	90 day+ delinquency ratio[8] was 2.10% as of June 30, 2026.
●	Net revenue[9] was RMB2,396.7 million (US$353.2 million) for the second quarter of 2026, compared with RMB2,781.3 million for the same period of 2025.
●	U.S. GAAP operating profit[10] was RMB624.8 million (US$92.1 million) for the second quarter of 2026, compared with RMB913.6 million for the same period of 2025.
●	Non-GAAP adjusted EBITDA[11], which excludes depreciation and amortization and share-based compensation expenses from operating profit, was RMB641.9 million (US$94.6 million) for the second quarter of 2026, compared with RMB930.6 million for the same period of 2025.

1 Represents the total transaction volume facilitated in the Chinese Mainland and overseas markets on the Company’s platform during the period presented.

2 Represents our transaction volume facilitated in the Chinese Mainland during the period presented. During the second quarter, RMB14.4 billion was facilitated under the capital-light model, for which the Company does not bear principal risk.

3 Represents our transaction volume facilitated in Indonesia, the Philippines and Australia during the period presented.

4 Outstanding loan balance as of any date refers to the balance of outstanding loans in the Chinese Mainland market excluding loans delinquent for more than 180 days from such date. As of June 30, 2026, RMB33.4 billion was facilitated under the capital-light model, for which the Company does not bear principal risk.

5 Outstanding loan balance as of any date refers to the balance of outstanding loans in Indonesia, the Philippines and Australia excluding loans delinquent for more than 30 days from such date.

6 Represents the total number of borrowers in the Chinese Mainland who successfully borrowed on the Company’s platform during the period presented.

7 Represents the transaction volume facilitated for borrowers who had historically completed a transaction on the Company’s platform in the Chinese Mainland during the period presented.

8 “90 day+ delinquency ratio” refers to the outstanding principal balance of loans, excluding loans facilitated under the capital-light model, that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of loans, excluding loans facilitated under the capital-light model on the Company’s platform as of a specific date. Loans that originated outside the Chinese Mainland are not included in the calculation.

9 Represents revenue from the Chinese Mainland. Prior period segment results from the Chinese Mainland have been recast to conform to the current period presentation. Please refer to the “Selected Segment Information” tables at the end of this release for a breakdown by segment for the periods presented.

10 Please refer to the “Selected Segment Information” tables at the end of this release for reconciliation between Operating Segment Profit/(Loss) and GAAP operating profit.

11 Please refer to the “Selected Segment Information” tables at the end of this release for reconciliation between GAAP operating profit and Non-GAAP adjusted EBITDA.

1

Overseas Markets

●	Cumulative registered users reached 61.4 million as of June 30, 2026, an increase of 43.5% compared with June 30, 2025.
●	Cumulative borrowers reached 15.6 million as of June 30, 2026, an increase of 79.3% compared with June 30, 2025.
●	Number of unique borrowers[12] for the second quarter of 2026 was 5.3 million, an increase of 130.4% compared with the same period of 2025.
●	Number of new borrowers[13] for the second quarter of 2026 was 2.2 million, an increase of 100.0% compared with the same period of 2025.
●	Transaction volume[3] reached RMB3.8 billion for the second quarter of 2026, an increase of 18.8% compared with the same period of 2025.
●	Outstanding loan balance[5] reached RMB2.5 billion as of June 30, 2026, an increase of 19.0% compared with June 30, 2025.
●	Net revenue[14] was RMB930.3 million (US$137.1 million) for the second quarter of 2026, an increase of 18.0% compared with the same period of 2025, representing 27.3% of total revenue for the second quarter of 2026.
●	U.S. GAAP operating profit[10] was RMB53.6 million (US$7.9 million) for the second quarter of 2026, compared with RMB25.6 million for the same period of 2025.
●	Non-GAAP adjusted EBITDA[11], which excludes depreciation and amortization and share-based compensation expenses from operating profit, was RMB55.3 million (US$8.1 million) for the second quarter of 2026, compared with RMB26.6 million for the same period of 2025.

Group Financial Highlights

●	Net revenue was RMB3,403.2 million (US$501.6 million) for the second quarter of 2026, compared with RMB3,578.0 million for the same period of 2025.
●	Net profit was RMB426.8 million (US$62.9 million) for the second quarter of 2026, compared with RMB751.3 million for the same period of 2025.
●	U.S. GAAP operating profit was RMB529.2 million (US$78.0 million) for the second quarter of 2026, compared with RMB815.5 million for the same period of 2025.
●	Non-GAAP adjusted operating profit[15], which excludes share-based compensation expenses before tax, was RMB572.1 million (US$84.3 million) for the second quarter of 2026, compared with RMB854.8 million for the same period of 2025.
●	Diluted net profit per American depositary share (“ADS”) was RMB1.80 (US$0.26) and diluted net profit per share was RMB0.36 (US$0.05) for the second quarter of 2026, compared with RMB2.82 and RMB0.56 for the same period of 2025, respectively.
●	Non-GAAP diluted net profit per ADS was RMB1.97 (US$0.29) and non-GAAP diluted net profit per share was RMB0.39 (US$0.06) for the second quarter of 2026, compared with RMB2.97 and RMB0.59 for the same period of 2025, respectively. Each ADS of the Company represents five Class A ordinary shares of the Company.

12 Represents the total number of borrowers in Indonesia, the Philippines and Australia who successfully borrowed on the Company’s platforms during the period presented.

13 Represents the total number of new borrowers in Indonesia, the Philippines and Australia whose transactions were facilitated on the Company’s platforms during the period presented.

14 Represents revenue from overseas markets outside the Chinese Mainland, namely Indonesia, the Philippines, and Australia. Prior period segment results from overseas markets have been recast to conform to the current period presentation. Please refer to “Selected Segment Information” for a breakdown by segment for the periods presented.

15 Please refer to “UNAUDITED Reconciliation of GAAP and Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating profit.

16 The Company has reclassified certain items within its consolidated balance sheets for the first quarter of 2026, including amounts between Loans receivable and Accounts receivable. These balance sheet reclassifications also resulted in corresponding changes in the presentation of certain items in the consolidated statements of cash flows under the indirect method. The impact of these reclassifications has been reflected in the consolidated statements of cash flows for the six months ended June 30, 2026.

2

Mr. Tiezheng Li, Vice Chairman and Chief Executive Officer of FinVolution, commented, “Our second quarter results reflect a growing recovery following the risk mitigation actions we took in the second half of last year, with transaction volume, net revenue, and net profit all up sequentially. Both our Chinese Mainland and Overseas segments delivered resilient performances against an evolving regulatory and macro backdrop across several of our markets, reinforcing the value of our two-engine model.

“Asset quality in the Chinese Mainland segment remained solid, supported by the healthier borrower mix we captured during this year’s industry consolidation. Meanwhile, the Overseas segment continued to gain traction under our ‘Local Excellence, Global Outlook+’ strategy. Our unique borrower base more than doubled to 5.3 million, driving continued overall profitability across our international footprint, underscoring the growing earnings power of our diversified platform.

“As we enter the third quarter, we are navigating industry headwinds as institutional funding in China tightens at the moment coupled with an evolving risk environment. We intend to stay disciplined on origination rather than chase high-risk volume. Our dual-engine profitability, technology edge and healthy, low-leverage balance sheet give us the flexibility to manage this period while continuing to build long-term value for customers and shareholders,” concluded Mr. Li.

Mr. Jiayuan Xu, Chief Financial Officer of FinVolution, continued, “Total net revenues were RMB3.4 billion for the second quarter, up 6% sequentially, and net profit was RMB426.8 million, up 1% sequentially. The Chinese Mainland segment contributed RMB2.4 billion in revenue, up 8% sequentially. Overseas segment revenue was RMB930.3 million, up 18% year over year. Overseas operating profit more than doubled to RMB53.6 million, demonstrating sustained profitability across our international footprint.

“Our balance sheet remains robust, with RMB6.4 billion in cash and short-term investments, while our leverage ratio stands at 2.1x, around historic lows. We repurchased US$27.4 million in shares during the quarter, bringing our first-half 2026 total to US$66.8 million. Despite anticipated industry headwinds in the third quarter, we are maintaining our full-year revenue outlook of RMB11.5 billion to RMB12.9 billion. We remain committed to disciplined execution and to delivering sustainable, long-term value for our shareholders,” concluded Mr. Xu.

3

Second Quarter 2026 Financial Results

Net revenue for the second quarter of 2026 was RMB3,403.2 million (US$501.6 million), compared with RMB3,578.0 million for the same period of 2025. This decrease was primarily due to decreases in loan facilitation service fees, post-facilitation service fees and guarantee income, partially offset by increases in net interest income.

Loan facilitation service fees were RMB1,313.8 million (US$193.6 million) for the second quarter of 2026, compared with RMB1,515.3 million for the same period of 2025. The decrease was primarily due to decreases in transaction volume in the Chinese Mainland market, partially offset by the increase in transaction volume in overseas markets.

Post-facilitation service fees were RMB386.0 million (US$56.9 million) for the second quarter of 2026, compared with RMB425.6 million for the same period of 2025. This decrease was primarily due to the rolling impact of deferred transaction fees.

Guarantee income was RMB904.5 million (US$133.3 million) for the second quarter of 2026, compared with RMB1,046.6 million for the same period of 2025. This decrease was primarily due to the decrease in risk-bearing loans in the Chinese Mainland market, as well as the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income was RMB474.3 million (US$69.9 million) for the second quarter of 2026, compared with RMB272.1 million for the same period of 2025. This increase mainly resulted from the increase in the average outstanding loan balances of on-balance sheet loans in both the Chinese Mainland and overseas markets, partially offset by the decrease in interest yield in the Chinese Mainland market.

Other revenue was RMB324.6 million (US$47.8 million) for the second quarter of 2026, compared with RMB318.3 million for the same period of 2025. This increase was primarily due to the increase in the contributions from other revenue streams, including other value-added services.

Origination, servicing expenses and other costs of revenue were RMB732.9 million (US$108.0 million) for the second quarter of 2026, compared with RMB674.5 million for the same period of 2025. This increase was primarily driven by the increase in employee expenditures in both the Chinese Mainland and overseas markets, partially offset by the decrease in loan collection expenses in the Chinese Mainland market.

Sales and marketing expenses were RMB480.9 million (US$70.9 million) for the second quarter of 2026, compared with RMB606.4 million for the same period of 2025. This decrease was primarily due to improved efficiency and decreased investment in marketing activities in the Chinese Mainland market.

Research and development expenses were RMB118.9 million (US$17.5 million) for the second quarter of 2026, compared with RMB129.0 million for the same period of 2025. This decrease was primarily due to efficiency improvements in technology development.

General and administrative expenses were RMB106.3 million (US$15.7 million) for the second quarter of 2026, compared with RMB110.2 million for the same period of 2025. This decrease was primarily due to a decrease in professional services fees.

Provision for accounts receivable and contract assets was RMB97.9 million (US$14.4 million) for the second quarter of 2026, compared with RMB106.3 million for the same period of 2025. The decrease was primarily due to decreased transaction volume of off-balance sheet loans in the Chinese Mainland.

4

Provision for loans receivable was RMB164.4 million (US$24.2 million) for the second quarter of 2026, compared with RMB98.4 million for the same period of 2025. This increase was primarily due to the increase in the outstanding loan balance of on-balance sheet loans in the Chinese Mainland and overseas markets.

Credit losses for quality assurance commitment were RMB1,108.8 million (US$163.4 million) for the second quarter of 2026, compared with RMB987.1 million for the same period of 2025. The increase was primarily due to the increase in risk-bearing loans in the overseas markets.

Impairment of goodwill and intangible assets was RMB63.8 million (US$9.4 million) for the second quarter of 2026, compared with RMB50.4 million for the same period of 2025. The impairment of intangible assets in 2026 was primarily due to an impairment of micro-lending licenses related to a certain micro-lending company acquired by the Group in 2017, following a performance review during the quarter.

Operating profit was RMB529.2 million (US$78.0 million) for the second quarter of 2026, compared with RMB815.5 million for the same period of 2025.

Non-GAAP adjusted operating profit, which excludes share-based compensation expenses before tax, was RMB572.1 million (US$84.3 million) for the second quarter of 2026, compared with RMB854.8 million for the same period of 2025.

Other income was RMB33.9 million (US$5.0 million) for the second quarter of 2026, compared with RMB115.9 million for the same period of 2025. The decrease was mainly due to an increase in foreign exchange losses and a decrease in government subsidies.

Income tax expense was RMB116.4 million (US$17.1 million) for the second quarter of 2026, compared with RMB178.7 million for the same period of 2025. This decrease was mainly due to the decrease in pre-tax profit.

Net profit was RMB426.8 million (US$62.9 million) for the second quarter of 2026, compared with RMB751.3 million for the same period of 2025.

Net profit attributable to ordinary shareholders of the Company was RMB441.6 million (US$65.1 million) for the second quarter of 2026, compared with RMB747.0 million for the same period of 2025.

Diluted net profit per ADS was RMB1.80 (US$0.26) and diluted net profit per share was RMB0.36 (US$0.05) for the second quarter of 2026, compared with RMB2.82 and RMB0.56 for the same period of 2025, respectively.

Non-GAAP diluted net profit per ADS was RMB1.97 (US$0.29) and non-GAAP diluted net profit per share was RMB0.39 (US$0.06) for the second quarter of 2026, compared with RMB2.97 and RMB0.59 for the same period of 2025, respectively. Each ADS represents five Class A ordinary shares of the Company.

As of June 30, 2026, the Company had cash and cash equivalents of RMB3,259.4 million (US$480.4 million) and short-term investments, mainly in wealth management products and term deposits, of RMB3,162.0 million (US$466.0 million).

5

The following chart shows the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for loan products facilitated through the Company’s platform in the Chinese Mainland as of June 30, 2026. Loans facilitated under the capital-light model, for which the Company does not bear principal risk, are excluded from the chart.

Shares Repurchase Update

For the second quarter of 2026, the Company deployed approximately US$27.4 million to repurchase its own Class A ordinary shares in the form of ADSs. As of June 30, 2026, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$544.1 million since 2018.

Business Outlook

Looking ahead to the third quarter, we anticipate a considerable contraction in transaction volume in China, reflecting industry headwinds as institutional funding to the industry tightens at the moment. Despite this near-term impact, underpinned by the strength of our two-engine model and disciplined execution, we reiterate the Company’s full-year 2026 total revenue guidance to be in the range of approximately RMB11.5 billion to RMB12.9 billion.

6

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customers’ and institutional partners’ demands, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:30 PM U.S. Eastern Time on August 27, 2026 (8:30 AM Beijing/Hong Kong Time on August 28, 2026).

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BI0f0012327500446398832920fa161c5b

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition across China and overseas markets, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of June 30, 2026, the Company had 254.2 million cumulative registered users across China and overseas markets.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating profit, non-GAAP operating margin, non-GAAP adjusted EBITDA, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit, non-GAAP operating margin, non-GAAP adjusted EBITDA, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

7

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the rate in effect as of June 30, 2026 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Capital Markets

Yam Cheng

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,285,121	3,259,378	480,373
Restricted cash	1,912,850	1,631,542	240,460
Short-term investments	3,015,226	3,161,992	466,020
Investments	1,141,816	1,164,822	171,674
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB581,475 and RMB666,160 as of December 31, 2025 and June 30, 2026, respectively	1,315,184	1,421,677	209,529
Intangible assets	270,246	206,483	30,432
Property, equipment and software, net	641,316	620,700	91,480
Loans receivable, net of credit loss allowance for loans receivable of RMB544,905 and RMB416,552 as of December 31, 2025 and June 30, 2026, respectively	6,471,619	6,597,360	972,331
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB340,816 and RMB286,557 as of December 31, 2025 and June 30, 2026, respectively	2,028,585	2,895,985	426,815
Deferred tax assets	2,992,071	3,504,367	516,480
Right of use assets	52,020	45,000	6,632
Prepaid expenses and other assets	1,207,791	1,484,090	218,728
Goodwill	79,759	79,759	11,755
Total assets	25,413,604	26,073,155	3,842,709
Deferred guarantee income	1,119,004	1,256,324	185,159
Liability from quality assurance commitment	2,574,842	2,684,907	395,706
Payroll and welfare payable	361,188	244,077	35,972
Taxes payable	177,064	477,073	70,312
Short-term borrowings	170,408	387,456	57,104
Funds payable to investors of consolidated trusts	778,531	739,575	109,000
Contract liability	226	-	-
Deferred tax liabilities	786,556	736,814	108,593
Accrued expenses and other liabilities	1,448,231	1,619,544	238,692
Leasing liabilities	44,711	40,061	5,904
Convertible senior notes	1,019,266	991,199	146,085
Long-term borrowings	89,590	155,789	22,960
Total liabilities	8,569,617	9,332,819	1,375,487
Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	15
Additional paid-in capital	5,908,586	5,986,830	882,350
Treasury stock	(2,465,259)	(2,831,861)	(417,365)
Statutory reserves	1,042,312	1,042,312	153,618
Accumulated other comprehensive income	13,027	32,870	4,846
Retained Earnings	12,051,332	12,401,237	1,827,716
Total FinVolution Group shareholders’ equity	16,550,101	16,631,491	2,451,180
Non-controlling interest	293,886	108,845	16,042
Total shareholders’ equity	16,843,987	16,740,336	2,467,222
Total liabilities and shareholders’ equity	25,413,604	26,073,155	3,842,709

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	USD	RMB	RMB	USD

Operating revenue:
Loan facilitation service fees	1,515,349	1,313,757	193,624	2,993,147	2,495,071	367,728
Post-facilitation service fees	425,595	385,994	56,888	806,209	734,337	108,228
Guarantee income	1,046,615	904,520	133,310	2,146,129	1,790,589	263,900
Net interest income	272,098	474,296	69,903	513,712	958,977	141,336
Other revenue	318,294	324,602	47,840	599,795	634,257	93,478
Net revenue	3,577,951	3,403,169	501,565	7,058,992	6,613,231	974,670
Operating expenses:
Origination, servicing expenses and other cost of revenue	(674,544)	(732,912)	(108,018)	(1,295,009)	(1,478,084)	(217,843)
Sales and marketing expenses	(606,444)	(480,851)	(70,869)	(1,136,147)	(973,298)	(143,446)
Research and development expenses	(128,974)	(118,934)	(17,529)	(255,015)	(244,393)	(36,019)
General and administrative expenses	(110,196)	(106,349)	(15,674)	(217,090)	(220,192)	(32,452)
Provision for accounts receivable and contract assets	(106,345)	(97,868)	(14,424)	(224,063)	(209,382)	(30,859)
Provision for loans receivable	(98,379)	(164,435)	(24,235)	(183,793)	(382,583)	(56,386)
Credit losses for quality assurance commitment	(987,139)	(1,108,811)	(163,419)	(1,998,754)	(1,965,448)	(289,671)
Impairment of goodwill and intangible assets	(50,411)	(63,760)	(9,397)	(50,411)	(63,760)	(9,397)
Total operating expenses	(2,762,432)	(2,873,920)	(423,565)	(5,360,282)	(5,537,140)	(816,073)
Operating profit	815,519	529,249	78,000	1,698,710	1,076,091	158,597
Interest expenses	(1,444)	(20,018)	(2,950)	(2,096)	(37,165)	(5,477)
Other income, net	115,908	33,900	4,996	124,941	18,379	2,709
Profit before income tax expense	929,983	543,131	80,046	1,821,555	1,057,305	155,829
Income tax expenses	(178,670)	(116,361)	(17,149)	(332,601)	(209,478)	(30,873)
Net profit	751,313	426,770	62,897	1,488,954	847,827	124,956
Less: Net profit/(loss) attributable to non-controlling interest shareholders	4,316	(14,781)	(2,178)	(4,449)	(8,786)	(1,295)
Net profit attributable to FinVolution Group	746,997	441,551	65,075	1,493,403	856,613	126,251
Foreign currency translation adjustment, net of nil tax	705	(5,213)	(768)	(15,568)	19,843	2,924
Total comprehensive income attributable to FinVolution Group	747,702	436,338	64,307	1,477,835	876,456	129,175
Weighted average number of ordinary shares used in computing net profit per share
Basic	1,280,035,833	1,179,633,966	1,179,633,966	1,272,937,319	1,186,923,976	1,186,923,976
Diluted	1,322,804,429	1,252,313,020	1,252,313,020	1,319,415,709	1,268,035,160	1,268,035,160
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.58	0.37	0.06	1.17	0.72	0.11
Diluted	0.56	0.36	0.05	1.13	0.69	0.10
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equals five ordinary shares)
Basic	2.92	1.87	0.28	5.87	3.61	0.53
Diluted	2.82	1.80	0.26	5.66	3.44	0.51

10

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by/(used in) operating activities	8,627	(389,983)	(57,477)	530,962	(805,354)	(118,695)
Net cash (used in)/ provided by investing activities	(1,025,083)	(515,472)	(75,971)	(659,887)	271,911	40,075
Net cash provided by/(used in) financing activities	658,029	(708,061)	(104,355)	459,698	(698,643)	(102,967)
Effect of exchange rate changes on cash and cash equivalents	5,754	(46,217)	(6,811)	(5,511)	(74,965)	(11,048)
Net increase in cash, cash equivalent and restricted cash	(352,673)	(1,659,733)	(244,614)	325,262	(1,307,051)	(192,635)
Cash, cash equivalent and restricted cash at beginning of period	7,425,007	6,550,653	965,447	6,747,072	6,197,971	913,468
Cash, cash equivalent and restricted cash at end of period	7,072,334	4,890,920	720,833	7,072,334	4,890,920	720,833

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FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	USD	RMB	RMB	USD

Net Revenues	3,577,951	3,403,169	501,565	7,058,992	6,613,231	974,670
Less: total operating expenses	(2,762,432)	(2,873,920)	(423,565)	(5,360,282)	(5,537,140)	(816,073)
Operating Profit	815,519	529,249	78,000	1,698,710	1,076,091	158,597
Add: share-based compensation expenses	39,318	42,866	6,318	73,997	81,039	11,944
Non-GAAP adjusted operating profit	854,837	572,115	84,318	1,772,707	1,157,130	170,541

Operating Margin	22.8%	15.6%	15.6%	24.1%	16.3%	16.3%
Non-GAAP operating margin	23.9%	16.8%	16.8%	25.1%	17.5%	17.5%
Non-GAAP adjusted operating profit	854,837	572,115	84,318	1,772,707	1,157,130	170,541
Less: interest expenses	(1,444)	(20,018)	(2,950)	(2,096)	(37,165)	(5,477)
Add: other income, net	115,908	33,900	4,996	124,941	18,379	2,709
Less: income tax expenses	(178,670)	(116,361)	(17,149)	(332,601)	(209,478)	(30,873)
Non-GAAP net profit	790,631	469,636	69,215	1,562,951	928,866	136,900
Less: Net profit/(loss) attributable to non-controlling interest shareholders	4,316	(14,781)	(2,178)	(4,449)	(8,786)	(1,295)
Non-GAAP net profit attributable to FinVolution Group	786,316	484,417	71,393	1,567,400	937,652	138,195

Weighted average number of ordinary shares used in computing net income per share
Basic	1,280,035,833	1,179,633,966	1,179,633,966	1,272,937,319	1,186,923,976	1,186,923,976
Diluted	1,322,804,429	1,252,313,020	1,252,313,020	1,319,415,709	1,268,035,160	1,268,035,160
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.61	0.41	0.06	1.23	0.79	0.12
Diluted	0.59	0.39	0.06	1.19	0.75	0.11
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	3.07	2.05	0.30	6.16	3.95	0.58
Diluted	2.97	1.97	0.29	5.94	3.76	0.54

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FinVolution Group

Selected Segment Information

(All amounts in thousands, except share data, or otherwise noted)

For the Three Months Ended June 30, 2026	Chinese Mainland	Overseas Markets(1)	Others(2)	Elimination	Total
	RMB	RMB	RMB	RMB	RMB
Net Revenue	2,396,725	930,283	81,676	(5,515)	3,403,169
Less(3): Operating Expenses (4)	(1,771,964)	(876,648)	(124,197)	5,515	(2,767,294)
Operating Segment Profit/(Loss)	624,761	53,635	(42,521)	-	635,875
Less: Unallocated expenses(5)					(106,626)
Operating profit					529,249

For the Three Months Ended June 30, 2025	Chinese Mainland	Overseas Markets(1)	Others(2)	Elimination	Total
	RMB	RMB	RMB	RMB	RMB
Net Revenue	2,781,295	788,680	11,248	(3,272)	3,577,951
Less(3): Operating Expenses (4)	(1,867,744)	(763,104)	(45,127)	3,272	(2,672,703)
Operating Segment Profit/(Loss)	913,551	25,576	(33,879)	-	905,248
Less: Unallocated expenses(5)					(89,729)
Operating profit					815,519

Notes:

(1): “Overseas Markets” includes Indonesia, the Philippines and Australia.

(2): “Others” includes a combination of multiple business activities that each does not meet the quantitative thresholds to qualify as reportable segments.

(3): The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(4): “Operating Expenses” includes Origination, servicing expenses and other costs of revenue, Sales and marketing expenses, General and administrative expenses, Research and development expenses, Credit losses for quality assurance commitment, Provision for loans receivable and Provision for accounts receivable and contract assets.

(5): Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions, and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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FinVolution Group

Selected Segment Information

(All amounts in thousands, except share data, or otherwise noted)

For the Three Months Ended June 30, 2026	Chinese Mainland	Overseas Markets	Others	Unallocated expenses	Total
	RMB	RMB	RMB	RMB	RMB
Operating profit	624,761	53,635	(42,521)	(106,626)	529,249
Add: Depreciation and amortization	17,180	1,625	267	-	19,072
Add: Share-based compensation expenses	-	-	-	42,866	42,866
Non-GAAP Adjusted EBITDA	641,941	55,260	(42,254)	(63,760)	591,187

For the Three Months Ended June 30, 2025	Chinese Mainland	Overseas Markets	Others	Unallocated expenses	Total
	RMB	RMB	RMB	RMB	RMB
Operating profit	913,551	25,576	(33,879)	(89,729)	815,519
Add: Depreciation and amortization	17,035	1,020	125	-	18,180
Add: Share-based compensation expenses	-	-	-	39,318	39,318
Non-GAAP Adjusted EBITDA	930,586	26,596	(33,754)	(50,411)	873,017

Note:

“Non-GAAP Adjusted EBITDA” represents operating profit (loss) plus (a) depreciation and amortization expenses and (b) share-based compensation expenses.

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